Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Net income from continuing operations	$28,956	$265,020
Add- Taxes based on income	21,649	127,982

Net income before income taxes and income from equity investee	50,605	393,002
Add- fixed charges:
Interest on short-term and long-term debt (a)	63,240	245,272
Estimated interest cost within rental expense	784	3,542
Amortization of net debt premium, discount, and expenses	1,682	6,686

Total fixed charges	65,706	255,500

Earnings available for fixed charges	116,311	648,502

Ratio of earnings to fixed charges	1.77	2.53

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,485	5,941
Adjustment to pretax basis	1,111	2,869

	2,596	8,810

Combined fixed charges and preferred stock dividend requirements	$68,302	$264,310

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.70	2.45

(a)	Includes interest expense related to uncertain tax positions.